June 9, 2015

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Resource Real Estate Innovation Office REIT, Inc.
Registration Statement on Form S-11
File No. 333-201842
Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Resource Real Estate Innovation Office REIT, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement, as then amended, effective as of 5:00 p.m., on June 10, 2015, or as soon thereafter as practicable. The Company also requests the Commission to specifically confirm such effective date and time to the Company in writing.

In connection with this request for acceleration of effectiveness, the Company acknowledges that: (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact Jason Goode of Alston & Bird LLP, counsel to the Company, at (404) 881-7986.

Sincerely,

/s/ Shelle Weisbaum
Shelle Weisbaum
Chief Legal Officer, Senior Vice President and Secretary

cc:	Ms. Rosemarie A. Thurston, Alston & Bird LLP
Mr. Jason W. Goode, Alston & Bird LLP